Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Earnings:
1. Income before income taxes	$39,813	$34,453	$35,513	$28,233	$23,662
2. Plus interest expense	26,477	23,164	30,337	45,907	48,861
3. Earnings including interest on deposits	66,290	57,617	65,850	74,140	72,523
4. Less interest on deposits	18,196	16,582	22,244	32,405	32,244
5. Earnings excluding interest on deposits	$48,094	$41,035	$43,606	$41,735	$40,279
Fixed Charges:
6. Including interest on deposits and capitalized interest	$26,477	$23,164	$30,337	$45,907	$48,861
7. Less interest on deposits (Line 4)	18,196	16,582	22,244	32,405	32,244
8. Excluding interest on deposits	$ 8,281	$ 6,582	$ 8,093	$13,502	$16,617
Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	2.50	2.49	2.17	1.62	1.48
Excluding interest on deposits (Line 5 divided by Line 8)	5.81	6.23	5.39	3.09	2.42